Exhibit 99.2

May 28, 2014

To	To
Israel Securities Authority	Tel Aviv Stock Exchange Ltd.
Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re: Gazit-Globe Ltd. (the “Company”) – Immediate Report Regarding Gazit-Globe Conference Call Presentation for 2014 Q1 Financial Results

Below please find a presentation which will be presented at the analysts’ conference call scheduled for today at 17:00 (Israel time), following the publication of the Company’s financial reports as of March 31, 2014 (the “Financial Reports”).

Pages 4,5,6,7, 11 contain information which is not included in the Financial Reports. In addition, the information included in the presentation may be presented in a different manner than it is presented in the Financial Reports, including the information provided on page 12 of the presentation which is not presented in the same manner in the Financial Reports, but can be extracted from the data included in the Financial Reports.

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.

Urbanization, Quality, Growth LOCATION LOCATION LOCATION Gazit-Globe - Conference Call Presentation | Q1 2014 Financial Results May 28, 2014
Disclaimer This presentation may include forward-looking statements, including forecasts, evaluations, estimates and other information relating to future events and issues. Forward-looking statements may relate to, among other things, revenues, earnings, cash flows, capital expenditures and other financial items. Forward-looking statements may also relate to our business strategy, goals and expectations concerning our market position, future operations, profitability, liquidity and capital resources. All statements other than statements of historical facts are forward-looking statements and can be identified by the use of forward-looking terminology such as the words "anticipate", "believe", "could", "estimate", "expect", "intend", "may", "plan", "predict", "project", "will" and similar terms and phrases. Any forward-looking information contained in this presentation is based, in addition to existing information of the company, on present company expectations and evaluations regarding future developments and trends and on the interaction of such developments and trends. Although we believe the assumptions upon which any forward-looking statements are based are reasonable, any of these assumptions could prove to be inaccurate and the forward-looking statements based on these assumptions could be incorrect. Our business and operations involve risks and uncertainties, many of which are outside our control, and any one of which, or a combination of which, could materially affect our results of operations and whether the forward-looking statements ultimately prove to be correct. Forward-looking statements are based on current expectations and are not guarantees of future performance. Actual results and trends in the future may differ materially from those suggested or implied by any forward-looking statements in this presentation depending on a variety of factors including those described in greater detail in our Periodical and Annual Reports, Registration Statement on Form F-1, Annual Report on Form 20F and in other information we file and furnish with the Israel Securities Authority, the U.S. Securities and Exchange Commission, and the Canadian Securities Administrators, including under the heading "Risk Factors." All written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the previous statements. Except for any obligations to disclose information as required by applicable securities laws, we undertake no obligation to update any information contained in this presentation or to publicly release the results of any revisions to any statements that may be made to reflect events or circumstances that occur, or that we become aware of, after the date of this presentation. The information contained herein does not constitute a prospectus or other offering document, nor does it constitute or form part of any invitation or offer to sell, or any solicitation of any invitation or offer to purchase or subscribe for, any securities of Gazit-Globe Ltd. or any other entity, nor shall the information or any part of it or the fact of its distribution form the basis of, or be relied on in connection with, any action, contract, commitment or relating thereto or to the securities of Gazit-Globe Ltd.
Roni Soffer President
1% (CHART) (5%) FFO Per Share FFO NIS millions NIS (CHART) 13% Based on Q1 2013 FX rates, FFO increased by 13% 7% Based on Q1 2013 FX rates, FFO per share increased by 7% NOI Rental Income NIS millions NIS millions Operational Parameters Based on Q1 2013 FX rates, Q1 2014 rental revenues remained stable Based on Q1 2013 FX rates, Q1 2014 NOI increased by 1% (8%) (CHART) (7%) 1% (CHART) 0% Q1 2013 ? Q1 2014 Average currencies against NIS (5.7%) (2.4%) (14.6%)
(CHART) (*) Excluding foreign exchange fluctuation. Resilient Assets with Stable Occupancy (CHART) Q1 2014 Same Property NOI Growth (*) Strong Tenant Mix Supermarkets and necessity- driven retailers Organic Growth Regional Breakdown Regional Breakdown (CHART) (CHART)
NIS million 1-3/2014 New properties acquisition 575 Development & redevelopment 326 Total 901 Disposals and recycle of capital 128 Q1 2014 Investment Q1 2014 Disposals (*) Including joint controlled entities Total Investments based on full consolidation (*) External Growth (CHART) (CHART)
Humbertown, Toronto, Canada Received approvals for a full redevelopment of the shopping center into a mixed-use facility with 22,000 sqm retail and commercial uses and 51,000 sqm of residential (vs. the 10,400 sqm existing shopping center today)
Gil Kotler Senior Executive VP & Chief Financial Officer
3 months ended March 31 3 months ended March 31 3 months ended March 31 (in NIS million except per share data) 2014 2013 Change % Property rental income 1,227 1,340 (8%) NOI 817 883 (7%) NOI margin 66.6% 65.9% - FFO 151 150 1% FFO per share (NIS) 0.86 0.90 (5%) The number of shares used in calculating the diluted FFO per share (mm) 176.0 165.5 6% Cash flow from operating activities 187 64 - Fair value gain on investment property 25 185 - Net income attributable to equity holders of the company 204 345 - Diluted net income per share attributable to equity holders of the Company (NIS) 1.16 2.08 - Financial Results for Q1 2014
(CHART) Liquidity Leverage Access to Capital Markets 11.2 Bonds NIS Billions NIS 3.5 bn at the company and its private subsidiaries 9.0 24.4% Liquidity and Financial Strength NIS Billions Unencumbered Pool of Assets NIS Billions Atrium Other consolidated Subsidiaries Atrium Consolidated (CHART) (CHART) (0.3%) (CHART)
Change in fair value (pre-tax, Consolidated) Change in fair value (pre-tax, Consolidated) 3 months ended March 31 3 months ended March 31 2014 2013 8 65 (20) 57 44 42 (3) 25 (4) (4) 25 185 (76) 41 Fair Value of Investment Property (NIS million)
As of March 31 As of March 31 (in NIS million except per share data) 2014 2013 Total Assets 68,035 69,846 Investment Properties & Development 56,549 57,778 Interest Bearing Liabilities 38,281 39,890 Total Equity 22,688 22,399 Shareholder's Equity 8,071 7,618 Shareholder's Equity Per Share 45.9 46.1 EPRA NAV per share (*) 57.5 58.7 Net Debt to Total Assets 55.3% 55.6% Average nominal Interest Rate for the period 4.3% 4.7% Balance Sheet Highlights (*) Retroactively adjusted
(CHART) Well Staggered Debt Maturities (*) NIS Millions (*) "Expanded Stand Alone Basis", As of March 31, 2014 (CHART) Debt Breakdown NIS 14.2bn Debenture Maturity Schedule
1 HaShalom Rd. Tel Aviv 67892, Israel Tel: +972 3 694 8000, E-mail: IR@GazitGroup.com GOOD THINGS HAPPEN WHEN YOU OWN GOOD REAL ESTATE For More Information: